UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
(Amendment No. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

POKER MAGIC, INC.
(Name of Small Business Issuer in its charter)

Minnesota	20-4709758
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

130 West Lake Street, Suite 300, Wayzata, MN	55391
(Address of principal executive offices)	(Zip Code)

Issuer’s Telephone Number:  (952) 473-3442

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:
Common stock, $0.001 par value per share
(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” "non-accelerated filer" and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

PART I

Item 1. Business.

General

Poker Magic, Inc. (“Poker Magic,” the “Company” or “we”) is a Minnesota development-stage corporation that was incorporated in January 2006. Currently, our business consists primarily of marketing and licensing a new form of poker-based table game to casinos and online gaming facilities in the United States. We are seeking, however, to expand the number of products or services that we offer in the gaming industry.

On March 10, 2006, we entered into an Asset Purchase Agreement with Select Video, Inc., a Delaware corporation. Under the terms of the Asset Purchase Agreement, we acquired substantially all of the assets of Select Video, Inc., including the following patents and trademarks:

•	United States patent number 5,839,732, issued on November 24, 1998, entitled “Method of playing a Casino Poker Game”

•	United States Trademark (registered on the supplemental register) for the mark “WINNER’S POT POKER,” registration number 2,172,043, dated July 7, 1998, and

•	United States Trademark (registered on the supplemental register) for the mark “POKER MAGIC,” registration number 3,272,173 dated July 31, 2007.

In consideration of such assets, we issued Select Video an aggregate of 3,022,991 shares of our common stock, and agreed to pay Select Video a five percent royalty on gross proceeds we generate from the sale or license of products using the acquired assets relating to Winner’s Pot Poker.

On December 26, 2007, we entered into a License Agreement with Bally’s Park Place, Inc., a New Jersey corporation. The license grants Bally’s a non-exclusive license to use our Winner’s Pot Poker at Bally’s Atlantic City Park Place & Boardwalk location. Presently, the license has a month-to-month term, with the right of either party to terminate the license on at least 30 days notice. On June 26, 2008, and as a result of the expiration of the initial test period contemplated in the December 26, 2007 agreement together with the New Jersey Casino Control Commission’s adoption of temporary regulations governing the Winner’s Pot Poker game, the Company entered into an amendment to the License Agreement for the licensing of the game. Presently, two units (each unit consisting of the game’s table layout) are under license. The Company and Bally’s amended the License Agreement to provide that the monthly license fee for the use of one unit for a full week will be $475, and the monthly license fee for an additional unit for weekend use only is $200. The amendment also provides that Bally’s is solely responsible for any costs associated with any repairs or replacements of a unit or table signage resulting from ordinary wear and tear.

Business Model

We intend to market and license our current table game, “Winner’s Pot Poker,” to casino and online gaming facilities and operations for a licensing fee. Depending on the particular features of any gaming products or services that we subsequently develop or acquire, we may license such products or services, or certain aspects thereof. By relying on a licensing model that relies primarily on intellectual property, we hope to maximize potential revenue streams while minimizing the amount of capital that must be invested to operate the business. This differs from a more traditional gaming and entertainment product model that focuses on electronic gaming machines or boxes subject to more stringent regulatory approval processes, and which is therefore more capital intensive.

Our goal is essentially to capture a small piece of the gaming market. There are currently approximately 1,500 casinos and gaming facilities, including pari-mutuel, casino-cruises, dog tracks, racinos and horse tracks, in operation in the United States (World Casino Directory). Legalized gaming has undergone tremendous growth in the past decades, with the gaming industry producing gross revenues in 2005 of approximately $85 billion (American Gaming Association). The game “Winner’s Pot Poker” will be our initial “product” offering to the gaming industry.

Products and Services—Our “Winner’s Pot Poker” Game

Winner’s Pot Poker is a five-card stud poker game in which a dealer deals each player, and the dealer him or herself, two cards face down and three cards face up. Each player “antes” before the deal. After the first three cards are dealt, each of the players may fold or may place a “bet wager” in an amount equal to the ante. After the fourth card is dealt, each of the remaining players has a choice between folding or placing a second bet, a “double wager,” equal to twice the ante. The dealer may not fold. After the last card is dealt, the hands are compared and the winning hand takes a predetermined percentage of the total bets and antes made in the course of the game.

In addition, each player is entitled to place a an optional bonus bet known as the “jacks plus” bet. The jacks plus bet stays in play allowing the player to win even if he has folded his poker hand. A player wins a jacks plus bonus wager if the player's hand contains a pair of jacks or better regardless of the ultimate winning hand. By playing a “jacks plus”bet, a player has the opportunity to win even if he has folded his poker hand earlier in the game.

The game is played among up to six players and a dealer who is a “house” employee, using a standard 52-card “poker” deck. A winning hand is determined using standard poker rankings. In this method for playing the game, after the first three cards are dealt, each player betting places a wager equal to the ante amount for that hand. All players place the same ante amount.

The dealer then deals, to each player and to the dealer, one card from the poker deck. Each player has a choice after each portion of the poker hand is dealt: the player may fold, in which case that player’s placed wager is surrendered, or to wager an additional amount, in which case he or she continues playing the game. The dealer then deals a final card from the poker deck to each player, and to him or herself, to complete the round of play. The hands of the dealer and the remaining players are then examined in order to determine the holder of the hand having the highest poker rank.

The player that holds the highest ranking hand is awarded a predetermined percentage of the sum of all wagered amounts. This predetermined percentage may for example be 90%, in which case the remaining ten percent is given to the house. Because the dealer is required to wager the full amount at the beginning of the game, and is not given an opportunity to fold, the dealer has no opportunity to use strategy in order to limit the dealer’s losses where the dealer holds a bad hand. That limitation is perceived by players in the game as an advantage in their favor. Also, the players’ opportunity to win the remaining players first and second bets also provides impetus for new players to play the game.

Competition

There are a number of domestic and international businesses which we expect to compete against. We believe that our ability to compete effectively will be based on a number of factors, including but not limited to our ability to:

•	Develop or acquire new games or technologies, or rights to new intellectual property that may be used in the development of new games

•	Obtain state and other jurisdictional regulatory approvals

•	Obtain floorspace for our games in casinos and entertainment facilities, primarily through marketing and sales and relationship-building efforts

•	Satisfy players with the playing experience of our games, and

•	Protect our intellectual property against infringing parties.

We expect that we will face intense competition due to the number of game machine and game play providers, the limited number of casinos and jurisdictions in which they operate, and the continuous introduction of new products into the market. We view our competition generally as any other business seeking floorspace at a casino or entertainment facility at which gaming activities may be conducted, whether that floorspace be sought for slot machines (or other terminal or box-oriented games) or table games. In this regard, our anticipated competitors include gaming companies such as Shuffle Master and Progressive, and also include the licensors of various intellectual properties such as Multimedia Games and Shuffle Master. Most, if not all, of our competitors are larger than us and have significantly greater resources than we do. Competitive factors that we expect will critically affect our business include the continuity of relationships which our marketing and sales agents have at casinos and entertainment facilities, and the popularity of our games and related offerings in general. Finally, we believe that the long-term success of our operations will be determined by our ability to bring new and innovative products, game play and services to the market.

Regulation

General. As we begin operations, we will be subject to federal, state and, where applicable, Native American laws and regulations that affect both our general commercial relationships with our customers as well as the products and services provided to them. The following summarizes the material aspects of these laws and regulations.

Nevada State Laws and Regulations. The sale and distribution of casino games in Nevada is subject to: (i) Nevada state laws; (ii) local laws; (iii) the regulations and ordinances of the Nevada Gaming Commission; (iv) the regulations and ordinances of the Nevada State Gaming Control Board; and (v) various county and municipal regulatory authorities (collectively, the “Nevada Gaming Authorities”). The laws, regulations and ordinances of the Nevada Gaming Authorities address the responsibility, financial stability, character and other relevant characteristics of gaming equipment manufacturers, distributors and operators as well as those persons with a financial interest in such gaming operations. The Nevada Gaming Authorities have enacted such laws, regulations and ordinances in order to strictly regulate all persons, locations, practices, and activities related to the operation of licensed gaming devices and establishments in order to prevent cheating and fraudulent practices, and in order to maintain the effective control over the financial practices of licensees of the Nevada Gaming Authorities.

To date, the Company has not registered with the Nevada Gaming Commission as a publicly traded company. Nevertheless, the Company anticipates registering with such Commission and thereafter will likely be required to periodically submit detailed financial and operating reports to the Commission, and to furnish any other information as required by the Commission. In addition, any licenses granted by the Nevada Gaming Authorities will require periodic payments of fees and taxes and will be limited in their transferability. Upon receiving a license from the Nevada Gaming Authorities, our officers, directors and key employees may be required to file applications with the Nevada Gaming Authorities and may be required to receive licenses suitable for them.

Any gaming devices sold or otherwise distributed for use or play in Nevada must be manufactured by licensed manufacturers and distributed or sold by licensed distributors. All gaming devices manufactured for use or play in Nevada must be approved by the Nevada Gaming Commission before distribution or exposure for play. The approval process for gaming devices includes rigorous testing by the Nevada State Gaming Control Board, a field trial, and a determination as to whether the gaming device meets strict technical standards set forth in the regulations of the Nevada Gaming Commission.

Since the Company is not subject to the Nevada Gaming Authorities at this time, we are not aware of any potential objections by the gaming authorities to the Company’s products. However, upon submission of an application and the requisite paperwork to the Nevada Gaming Authorities, the Company, its products, its officers, directors, and key employees, and anyone having a material relationship or involvement with us or any gaming products may be subject to investigation by the Nevada Gaming Authorities, and any applications for licensure may be denied based upon information discovered during any background investigations. The Nevada Gaming Authorities may deny applications for licensing for any cause they deem reasonable.

New Jersey State Laws and Regulations. The manufacture, distribution and operation of gaming machines, and other aspects of casino gaming in New Jersey, are subject to strict regulation pursuant to the New Jersey Casino Control Act and the regulations promulgated thereunder (collectively, referred to as the “New Jersey Act”). The New Jersey Act created the New Jersey Casino Control Commission (the “New Jersey Commission”) and the New Jersey Division of Gaming Enforcement (the “New Jersey Division”). The New Jersey Commission is authorized to decide all license applications and other matters and to promulgate regulations under the New Jersey Act. The New Jersey Division is authorized to investigate all license applications, make recommendations to the New Jersey Commission, and to prosecute violations of the New Jersey Act.

Under the New Jersey Act, a company must be licensed as a gaming-related casino service industry (CSI) supplier, or fulfill other requirements, in order to license authorized games to New Jersey casinos. In its discretion, the New Jersey Commission may permit an unlicensed applicant for a CSI license to transact business with New Jersey casinos prior to licensure. First, however, the New Jersey Commission must have determined that the unlicensed entity’s application was complete. Then, a casino that desires to transact business with the unlicensed application must obtain the approval of the New Jersey Commission for each business transaction in which they seek to engage by filing a petition with the New Jersey Commission (a “transactional waiver petition”). The transactional waiver petition must demonstrate that good cause exists for granting such petition. The New Jersey Commission is not permitted to grant a transactional waiver petition if the New Jersey Division objects to the petition. The New Jersey Commission has deemed our application for complete and has granted permission for us to conduct business under the current license agreement with Bally’s Park Place, Inc.

In connection with our license application, the New Jersey Division conducts an investigation of the applicant and its individual qualifiers to determine their suitability for licensure. In order for a CSI license to be issued by the New Jersey Commission, the applicant and its individual qualifiers must demonstrate, by clear and convincing evidence, their good character, honesty and integrity, their financial stability, integrity and responsibility.

The New Jersey Commission has broad discretion regarding the issuance, renewal, suspension or revocation of CSI supplier licenses. If our CSI supplier license application is denied, we will not be able to transact business with New Jersey casinos. There is no guarantee that we will be granted an initial license or that, following the issuance of an initial CSI license or any renewal thereof, we will continue to be granted renewals of the license. The New Jersey Commission may impose conditions on the issuance of a license. In addition, the New Jersey Commission has the authority to impose fines or suspend or revoke a license for violations of the New Jersey Act, including the failure to satisfy applicable licensure requirements. A CSI supplier license is issued for an initial period of two years and is thereafter renewable for four-year periods.

The New Jersey Commission has temporarily adopted new rules and amendments governing the implementation of Winner’s Pot Poker in Atlantic City casinos. As drafted, the amendments and rules add Winner’s Pot Poker to the list of authorized table games in New Jersey, govern the physical characteristics of the Winner’s Pot Poker layout, define the card deck for use with Winner’s Pot Poker, specify the terms of the use of the cards during Winner’s Pot Poker, and contain technical proposals governing the operation of Winner’s Pot Poker.

Federal Regulation. The most important pieces of federal legislation potentially affecting our business will be the Indian Gaming Regulatory Act of 1988 (“IGRA”). The Company does not, however, expect this federal gaming law to become a primary concern until such time as the Company attempts to license its games to gaming establishments located in tribal lands, if ever.

Native American gaming is governed by the IGRA, which also established the National Indian Gaming Commission, or NIGC, and granted the NIGC regulatory powers over certain aspects of Native American gaming. The IGRA classifies games that may be played on Native American lands into three categories, each of which is subject to different regulations, as follows:

•	Class I gaming, which includes traditional Native American social and ceremonial games. Class I gaming is regulated exclusively at the Native American tribal level.

•
Class II gaming, which includes bingo and, if played at the same location where bingo is offered, pull tabs and other games similar to bingo. Class II gaming is regulated by individual Native American tribes, with the NIGC having oversight of the tribal regulatory process. States that allow bingo and games similar to bingo to be conducted by any other entity or for any other purpose, such as bingo at charities or schools, may not regulate Class II gaming, and therefore receive no tax revenues from income the tribes derive from Class II gaming.

•
Class III gaming, which includes all other forms of gaming that are not included in either Class I or Class II, including slot machines and most table games. Class III gaming may be conducted only pursuant to contracts called “compacts,” which are negotiated between individual states and individual Native American tribes located within that state, and subsequently approved by the U.S. Bureau of Indian Affairs. The compacts typically include provisions entitling the state to receive revenues at mutually agreed-upon rates from the income a tribe derives from Class III gaming activities.

In the event our Winner’s Pot Poker game is played at Native American gaming facilities, it will be a Class III table game under the IGRA.

Tribal-State Compacts. Native American tribes cannot offer Class III gaming unless, among other things, they are parties to compacts with the states in which they operate. The tribal-state compacts typically include provisions entitling the state to receive revenues from the income a tribe derives from Class III gaming activities. Although compacts are intended to document the agreement between the state and a tribe relative to permitted Class III gaming operations, they are agreements, and can be subject to interpretive and other ambiguity and disputes. This fact may place into question the desire of Native American gaming facilities to accept the play of our games.

Native American Regulation of Gaming; Sovereign Immunity. The IGRA requires that Native American tribes adopt and submit for NIGC approval the ordinances that regulate tribes’ conduct of gaming. While these ordinances vary from tribe to tribe, they commonly provide for the following:

•	Native American ownership of the gaming operation

•	Establishment of an independent tribal gaming commission

•	Use of gaming net revenues for Native American government, economic development, health, education, housing or related purposes

•	Independent audits, including specific audits of all contracts for amounts greater than $25,000

•	Native American background investigations and licenses

•	Adequate safeguards for the environment, public health and safety, and

•	Dispute-resolution procedures.

Any one or more of these typical ordinances may represent barriers to the entry of our games in Native American gaming facilities or, even if we are able to license gameplay to a Native American gaming facility, may result in a less advantageous stream of licensing revenue from those operations.

In addition, Native American tribes generally enjoy sovereign immunity from suit similar to that of the states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the Native American tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. In any contracts we may enter into with Native American customers, we will likely attempt to provide that any dispute regarding interpretation, performance or enforcement shall be submitted to, and resolved by, arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and that any award, determination, order or relief resulting from such arbitration is binding and may be entered in any federal court having jurisdiction. Even if we are able to effectively bargain or negotiate for such a provision, we could be precluded from judicially enforcing any rights or remedies against a tribe without a waiver, limited or otherwise, of the tribe’s sovereign immunity. These rights and remedies include, but are not limited to, our right to enforce any arbitration decision in our favor.

Research and Development

To date, the Company has relied on outside parties for game development. The Company does not have employees with experience in game development, and currently has no plans to hire employees focused on research and development activities. Accordingly, the Company expects to continue to rely on outside parties and consultants to develop games. The limited availability of funds may hinder the Company’s ability to acquire the rights to new games and market them adequately.

Intellectual Property

We currently own the rights to United States Patent Number 5,839,732, issued on November 24, 1998, that relates to our current Winner’s Pot Poker table game. This patent was acquired from Select Video, Inc., a Delaware corporation, pursuant to an Asset Purchase Agreement dated March 10, 2006. In addition, we own a federally registered trademark for “WINNER’S POT POKER,” Registration Number 2,172,043, issued on July 7, 1998, which was acquired pursuant to that same agreement. Finally, we also own registered trademarks for “POKER MAGIC” and to “AC (ATLANTIC CITY) STUD POKER,” which we similarly acquired pursuant to the Asset Purchase Agreement. Other than the trademark “Poker Magic” which we have adopted as our corporate name, we do not have any current plans for the sale or license of such other trademarks. We do not have any currently pending applications for unissued patents, trademarks or copyrights.

Our business model contemplates our licensing of intellectual property rights. We expect that this will be accomplished pursuant to terms and conditions of license agreements (or agreements differently captioned but containing licensing provisions). To date, our efforts have been focused on entering into such agreements with gaming establishments in Minnesota and New Jersey, including Bally’s Park Place, Inc., which is an affiliate of Harrah’s Entertainment. As indicated elsewhere in this filing, we have entered into a License Agreement with Bally Park Place, Inc, a New Jersey corporation, pursuant to which we have granted a non-exclusive license to use Winner’s Pot Poker at two different gaming locations on a trial basis. If we are able to consummate a definitive (non-trial) agreement with Bally Park Place, or Harrah’s Entertainment or a wider group of affiliates of Harrah’s Entertainment, and the results of our game’s play are satisfactory, we expect that we would then attempt to expand the scope of the license (or enter into additional agreements) with other Harrah’s Entertainment affiliates. Harrah’s Entertainment, indirectly through subsidiaries and other affiliates operates approximately 40 casinos across the United States. Thereafter, and again assuming that the results of gameplay of our Winner’s Pot Poker are commercially satisfactory, we would intend to use that record of success as a means to enter into similar licensing arrangements with owners or operators of other gaming establishments.

The expiration dates of our patent rights vary based on their filing and issuance dates. We intend to continue to actively file for patent protection, where reasonable, within the United States. We expect also to seek protection for our future products by filing for copyrights and trademarks in the United States.

Our ability to enforce our intellectual-property rights is subject to general litigation risks. Typically, when a party seeks to enforce its intellectual-property rights, it is often subjected to claims that the intellectual-property right is invalid, or is licensed to the party against whom the claim is being asserted. We cannot be certain that our intellectual-property rights will not be infringed upon, that others will not develop products in violation of our intellectual-property rights, or that others may assert, rightly or wrongly, that our intellectual-property rights are invalid or unenforceable. In instances where we will rely on trade secrets for the protection of our confidential and proprietary business information, we cannot be certain that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become discovered or independently developed by competitors. In general, defending intellectual-property rights is expensive and consumes considerable time and attention of management. The Company’s involvement in intellectual-property litigation would likely have a materially adverse effect on the Company, even if the Company were ultimately successful in defending its intellectual-property rights.

Employees

Poker Magic currently has no employees. Douglas M. Polinsky, our chief executive officer and Chairman of the board, and Joseph A. Geraci II, our chief financial officer and director, each serve in their management roles as consultants. Company relies on sales and marketing agents and outside professional services on an as-needed basis.

Item 1A. Risk Factors.

Persons who may make an investment decision with respect to the Company should carefully consider the following risk factors, as well as all other information contained in this filing.

We have no operating history upon which to evaluate our business, and we are subject to all of the risks and uncertainties frequently encountered with start-up enterprises.

The Company was founded as a Minnesota corporation in January 2006. As a result, the we have no significant operating history upon which to evaluate our likelihood of success. Currently, we have only one customer, Bally’s Park Place, Inc., which has committed to placing two units of our Winner’s Pot Poker game on a month-to-month basis. Moreover, our business is subject to all of the risks and uncertainties inherent in establishing a new business. Our results of operations for the years ended December 31, 2006 and 2007 reflect net losses of $43,127 and $199,574, respectively. Our operations may not be successful, and we may be unable to generate sufficient revenues or achieve profitability. In sum, our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of a new business, and the competitive environment in which we operate.

We will need to raise additional capital in the future to fund our operations, and such capital may not be available to us in sufficient amounts or on acceptable terms.

We will require additional sources of financing before we can generate revenues needed to sustain operations. In particular, management believes that our current cash is sufficient to continue operations through June 30, 2009. Our operations, as currently conducted and anticipated to be conducted, generate costs related to the marketing and distribution of our current products, and ongoing personnel, legal and accounting expenses. Even if we successfully avail ourselves of current or future opportunities, additional financing may be required to expand or continue being involved in such opportunities.

Additional financing could be sought from a number of sources, including but not limited to additional sales of equity or debt securities, or loans from banks, other financial institutions or affiliates of the Company. We cannot, however, be certain that any such financing will be available on terms favorable to us if at all. If additional funds are raised by the issuance of our equity securities, such as through the issuance of stock, convertible securities, or the issuance and exercise of warrants, then the ownership interest of our existing shareholders will be diluted. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations, and such securities may have rights senior to the rights of our common shareholders. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion and growth of our business.

Our games and any services we may develop may not be accepted by gaming facilities or consumers.

Our games, even if successfully developed and tested, will be competing against existing games and products for floorspace in the gaming marketplace. There can be no assurance that gaming facilities will agree to license our games for play at their facilities, or license any services we may develop for use in the gaming industry. Moreover, even if successfully developed, tested and marketed to gaming facilities, our games will be competing for player attention against existing games and products that are likely to be more proven in their ability to attract players. There can be no assurance that the gaming-market consumers will accept and play our games or other games using any services we may provide.

Before our games and any gaming-related services we may offer may be used commercially in various jurisdiction, both our Company, including our principal shareholders, officers, directors, and key employees, and the applicable games (and services) themselves must be reviewed by appropriate gaming authorities as part of a licensing process.

Before our games may be played at any gaming facilities (other than during any testing period permitted by applicable regulations), we and our games and any gaming-related services we offer must be licensed by the appropriate gaming authority or authorities. Generally, the process for licensure in the various states is extensive and time consuming, and there is no guarantee that we or our games and services will be approved. Furthermore, the financial situation of the Company, as well as the backgrounds of its officers, directors, key employees, and shareholders holding five percent or more of our capital stock will also be reviewed as part of the licensing process. We have little control over the outcome of any license-application process, and our failure or the failure of any of the other above-indicated licensees, for any reason, to obtain licenses that may be necessary for operation in any state or states would likely have a negative impact on our business and prospects. Moreover, any approval of one of our games (or services) does not ensure that we will later be able to receive the necessary licenses for future games or services that we may develop.

The gaming industry is heavily regulated and changes in regulation by gaming authorities may adversely impact our ability to operate in our existing markets or expand our business.

The manufacture and distribution of gaming machines, development of systems and the conduct of gaming operations are subject to extensive federal, state, local and foreign regulation by various regulatory authorities. Our ability to continue to operate in certain jurisdictions or our ability to expand into new jurisdictions could be adversely affected by: (i) delays in adopting legislation to permit or expand gaming in new and existing jurisdictions; (ii) unfavorable public referenda, such as referenda to increase taxes on gaming revenues; (iii) unfavorable legislation affecting or directed at manufacturers or gaming operators; (iv) adverse findings of non-compliance with applicable governmental gaming regulations, (v) delays in approvals from regulatory agencies; a limitation, conditioning, suspension or revocation of any of our gaming licenses; (vi) unfavorable determinations or challenges of suitability by gaming regulatory authorities with respect to our officers, directors, significant shareholders or key personnel; (vii) the adoption of new laws and regulations, or the repeal or amendment of existing laws and regulations; and (viii) the legalization or deregulation of other forms of gaming that could attract attention away from our table games or other then-current games.

The Company currently has only one customer for the licensure of its sole existing product.

The Company currently has only one viable gaming product, Winner’s Pot Poker, that may be licensed (subject to meeting applicable federal, state and local regulatory requirements) to gaming establishments. As of the date of this filing, the Company has only one agreement with one customer, Bally’s Park Place, Inc., respecting that corporation’s Park Place & Boardwalk location, for the license of such game. Even if the Company and Winner’s Pot Poker obtain the required licenses in the State of New Jersey, we may not be able to finalize a license fee arrangement with Bally’s Park Place, or be able to maintain such agreement for any definite period of time. The loss of such contract (or failure to agree upon acceptable license fee terms), could in the absence of other opportunities significantly and negatively affect the Company’s business prospects.

Our intellectual property protections may be insufficient to properly safeguard our technology.

The gaming industry is constantly employing new technologies in both new and existing markets. We rely on patents to protect our products and will continue to apply for patents protecting our technologies. Notwithstanding these safeguards, our competitors may still be able to obtain our technology or imitate our products. Furthermore, others may independently develop products similar or superior to ours.

The intellectual property rights of others may prevent us from developing new products or entering new markets.

The gaming industry is characterized by the rapid development of new technologies, which requires us to continuously introduce new products using these technologies and innovations, as well as to expand into new markets that may be created. Therefore, our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. However, to the extent technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing products based on these technologies or expanding into markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our financial condition, operating results or prospects may be harmed.

We operate in an extremely competitive environment.

The market for gaming products and services is a difficult one in which to compete since there are a number of established, well-financed and well-known companies that will compete with our planned products. The development of a successful new game or gaming product by a competitor could adversely affect the market demand for our games or services and impair our ability to generate revenues.

Our inability to protect our intellectual property could impair our ability to compete.

Our success and ability to compete depend in significant part upon proprietary intellectual property. Our proprietary intellectual property currently consists of certain patent, trademark, copyright and other intellectual-property rights we obtained pursuant to our Asset Purchase Agreement with Select Video. We currently rely and intend to rely in the future on a combination of patent, copyright, trademark, and nondisclosure agreements to protect our proprietary and confidential information. Nevertheless, if any such agreements are breached or our rights are infringed, we may not have adequate remedies available to us.

We are highly dependent on the services provided by certain executives and key personnel.

Our success depends in significant part upon the continued service of certain senior management and other key personnel. In particular, the Company is materially dependent upon the services of Douglas M. Polinsky, our Chief Executive Officer and Chairman. We do not currently have employment agreements with the management of the Company, nor do we expect to enter into employment agreements with any such individuals.

Our officers and directors, together with certain affiliates, possess significant voting power with respect to our common stock, which could limit your influence on corporate matters.

Our officers and directors collectively possess beneficial ownership of 3,017,500 shares of our common stock, which currently represents approximately 34.2% of our common stock. As a result, our directors and officers, together with other significant shareholders, will have the ability to greatly influence, if not control, our management and affairs through the election and removal of our directors, and all other matters requiring shareholder approval, including the future merger, consolidation or sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our shareholders. Furthermore, this concentrated control will limit the practical effect of your participation in Company matters, through shareholder votes and otherwise.

Our articles of incorporation grant our board of directors the power to designate and issue additional shares of common and/or preferred stock.

Our authorized capital consists of 250,000,000 shares of capital stock. Unless otherwise specifically so designated upon issuance, all shares of capital issued by the Company shall be common stock. Pursuant to authority granted by our articles of incorporation, our board of directors, without any action by our shareholders, may designate and issue shares in such classes or series (including other classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of other classes or series of stock that may be issued could be superior to the rights of holders of our common shares. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock. Furthermore, any issuances of additional stock (common or preferred) will dilute the percentage of ownership interest of then-current holders of our capital stock and may dilute the Company’s book value per share.

There is currently no trading volume in our common stock, and we anticipate that our common stock will be thinly traded, which may make it difficult to sell shares of our common stock.

As a new public reporting corporation, our common stock currently has no trading activity. After the effectiveness of this filing, we expect that our common stock will generally be thinly traded. We also expect that one or more registered broker-dealers may apply to the NASD to serve as market makers for our common stock on the OTC bulletin board. Nevertheless, even in the event that our common stock is listed on the OTC bulletin board (or the pink sheets), we expect that our common stock will generally remain thinly traded. A low trading volume will generally make it difficult for our shareholders to sell their shares as and when they choose. Furthermore, low trading volumes generally depress market prices. As a result, our shareholders may not always be able to resell shares of our common stock publicly at the time and prices that they feel are fair or appropriate.

Our common stock, if it begins trading, will likely qualify as a “penny stock,” which may make it difficult to sell shares of our common stock.

Our common stock, if it ever is listed on a quotation system and traded, will likely be a “penny stock” subject to the requirements of Rule 15g-9 under the Securities and Exchange Act of 1934. Under this rule, broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. Under applicable regulations, our common stock will generally remain a “penny stock” until and for such time as its per-share price is $5.00 or more (as determined in accordance with SEC regulations), or until we meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 in the event we have been operating for at least three years or $5,000,000 in the event we have been operating for fewer than three years, and the recognition of average revenues equal to at least $6,000,000 for each of the last three years. We do not anticipate meeting any of the foregoing thresholds in the foreseeable future.

The penny-stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny-stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock in public broker’s transaction, if at all, at the times and prices that you feel are fair or appropriate.

We have no intention of paying dividends on our common stock.

To date, we have not paid any cash dividends and do not anticipate the payment of cash dividends in the foreseeable future. Accordingly, the only return on an investment in shares of our common stock, if any, may occur upon a subsequent sale of such shares.

Item 2. Financial Information.

Management’s Plan of Operation

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Our Management’s Discussion and Analysis of Financial Condition and Results of Operation set forth below should be read in conjunction with our audited consolidated financial statements, and notes thereto, filed together with this Form 10 registration statement.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements made in this section of our Form 10 registration statement are forward-looking statements. These forward-looking statements generally relate to and are based upon our current plans, expectations, assumptions and projections about future events. Our management currently believes that the various plans, expectations, and assumptions reflected in or suggested by these forward-looking statements are reasonable. Nevertheless, all forward-looking statements involve risks and uncertainties and our actual future results may be materially different from the plans, objectives or expectations, or our assumptions and projections underlying our present plans, objectives and expectations, which are expressed in this section. An example of specific factors that might cause our actual results to differ from our current expectations include but are not limited to:

•	Our lack of a significant prior operating history to provide our management with a basis to better evaluate certain likelihoods

•	Our need for additional financing

•	The significant risk that our game may not be accepted by casinos or gaming establishments or, ultimately, by gaming consumers and enthusiasts

•	Our inability to obtain required registrations, licenses and approvals with or from appropriate state gaming authorities

•	Changes in legal and regulatory regimes applicable to our business or our games

•	Our inability to effectively protect our intellectual property, or

•	Our inability, for any reason, to retain our executive management personnel.

In light of the foregoing, prospective investors are cautioned that the forward-looking statements included in this filing may ultimately prove to be inaccurate—even materially inaccurate. Because of the significant uncertainties inherent in such forward-looking statements, the inclusion of such information should not be regarded as a representation or warranty by Poker Magic, Inc. or any other person that our objectives, plans, expectations or projections that are contained in this filing will be achieved in any specified time frame, if ever.

General Overview

Poker Magic Inc. is a development-stage company that is focused on promoting and placing its Winner’s Pot Poker game into casinos and entertainment facilities country-wide, including those residing in Native American tribal lands. We believe that the long-term success of our operations will be determined by our ability to bring new and innovative products, game play and services to the market.

Our current gaming product is “Winner’s Pot Poker,” which is a table game form of five-card stud poker. In the Winner’s Pot Poker game, the dealer deals each player, and the dealer himself, two cards face down and three cards face up. Each player “antes” before the deal to be eligible to receive cards in the game. After each player has received his or her first three cards from the dealer, each player may either fold or place a first bet equal to the ante. The first bet may not be any more or less than the ante. After the next card is dealt, each of the remaining players has a choice between folding or placing a second bet that must be equal to twice the ante. The dealer may not fold. After the last card is dealt, the hands are compared and the winning hand (determined by using standard poker rankings) takes a predetermined percentage of the total bets and antes made in the course of the game. In addition, players are entitled to make certain optional “bonus bets.”

We received no revenues from January 10, 2006 (inception) through December 31, 2007. We presently expect to begin generating revenues during fiscal 2008.

From January 10, 2006 (inception) through December 31, 2007, our expenses have been characterized as selling, general and administrative expenses, the major components of which are (i) share-based compensation expense attributable to share issuances to third-party consultants and executive management for services rendered, and (ii) expenses for professional services such as legal and accounting services. Other selling, general and administrative expenses primarily relate to our efforts to market our Winner’s Pot Poker game to casinos and gaming establishments and begin generating revenues.

As of December 31, 2007 we had $37,003 in cash on hand and current liabilities of $20,100. Since December 31, 2007, we have received gross proceeds of $287,500 from the sale of share of common stock in a private placement. As of the date of this filing, our management believes we have sufficient cash to continue operations through June 2009. Thereafter, we expect we will require additional capital. If our present expectations relating to our expenses prove inaccurate and we incur more expenses than anticipated, we will be required to seek additional financing prior to June 2009.

Management believes that the most significant uncertainties facing the Company relate to our ability to increase our revenues, the accuracy of our expense forecast, our ability to acquire necessary licenses, registrations and approvals, and our ability to obtain financing when and as needed and on terms acceptable to us.

Results of Operations for the Year Ended December 31, 2007 and the period from January 10, 2006 (Inception) to December 31, 2006

For the fiscal year ended December 31, 2007 and for the period from January 10, 2006 (inception) to December 31, 2006, the Company had no revenues. During the period from inception through December 31, 2007, the Company was focused sequentially on the acquisition of the intellectual property forming the basis for its Winner’s Pot Poker table game and, thereafter, efforts to ensure at least temporary regulatory compliance of the game and obtain the agreement of casinos and gaming establishments to provide gaming table space to the Winner’s Pot Poker game.

During the period from January 10, 2006 (inception) through December 31, 2007, the Company incurred selling, general and administrative expenses in the pursuit of its plan of operation. For the fiscal year ended December 31, 2007, the Company incurred selling, general and administrative expenses aggregating $199,574 compared to $43,127 for the period from January 10, 2006 (inception) through December 31, 2006. Over the course of both periods, the most significant components of these selling, general and administrative expenses were (i) share-based compensation expense relating to shares issued to our executive management and consultants, and (ii) expenses for professional services such as legal, accounting and professional consulting services related to compliance with regulations applicable to public reporting companies. A discussion of these components is set forth below.

Share-based compensation to our executive management personnel and consultants aggregated to $105,171 for the year ended December 31, 2007 compared to $0 for the period from January 10, 2006 (inception) to December 31, 2006. Of the share-based compensation incurred during fiscal 2007, a total of $59,171 related to shares issued to consultants and $46,000 related to shares issued to executive management. Shares issued to consultants related to legal services, financial-advisory services, introductory services, accounting services, gaming-related and general business consulting services rendered to the Company. Shares issued to executive management related to services rendered and to be rendered during fiscal 2007.

We presently expect that share-based compensation expense arising from share issuances to our executive management will decrease from fiscal 2007 levels as we have no current plans or expectations to issue additional shares to our present management as compensation for services rendered or to be rendered during fiscal 2008. We do, however, expect that we will continue to issue shares to consultants to compensate them for services rendered, primarily as a means to conserve our cash resources. In this regard, we do not anticipate hiring employees in the near future and expect instead, where necessary or appropriate, to rely on services provided by consultants through at least fiscal 2008.

We incurred professional expenses, primarily for legal and accounting services, during the year ended December 31, 2007 in an amount equal to approximately $56,000 compared to approximately $13,000 during the period from January 10, 2006 (inception) to December 31, 2006. For the year ended December 31, 2007, these expenses relate primarily to the costs involved in the preparation of our audited financial statements and the corresponding audit, general corporate legal expenses and legal expenses associated with our gaming and regulatory compliance efforts, and legal expenses associated with the preparation and filing of our Form 10 registration statement with the SEC. We anticipate that our professional expenses will increase during fiscal 2008 as we continue to seek gaming regulatory compliance and licenses, complete required amendments to our Form 10 registration statement, become a public reporting company that files periodic reports with the SEC under the Securities and Exchange Act of 1934, and generally seek to comply with the various legal, accounting and governance rules and regulations applicable to public reporting companies.

Additional expenses comprising selling, general and administrative expense during the year ended December 31, 2007 primarily involve expenses associated with our efforts to market our Winner’s Pot Poker game to casinos and gaming establishments. We anticipate that this component of our selling, general and administrative expenses will increase during fiscal 2008.

Liquidity and Capital Resources

Net cash used in operating activities was $65,967 during the year ended December 31, 2007 compared to $30,155 for the period from January 10, 2006 (inception) through December 31, 2006. The increase in cash used was primarily the result of payments of legal and accounting expenses and expenses relating to our marketing efforts for our Winner’s Pot Poker game.

Net cash provided by financing activities was $61,625 during the year ended December 31, 2007 compared to $88,500 for the period from January 10, 2006 (inception) through December 31, 2006. Net proceeds from our private placement sales of common stock during fiscal year 2007 was $50,000 as compared to net proceeds from private placement sales of common stock during fiscal year 2006 of $88,500.

As of December 31, 2007 we had $37,003 cash on hand and current liabilities of $20,100. Since December 31, 2007, we have received gross proceeds of $287,500 from the sale of share of common stock in a private placement. As of the date of this filing, our management believes we have sufficient capital to continue operations through June 2009. Thereafter, we expect we will require additional capital. If we are unable to obtain additional financing when needed, we may be required to abandon our business or our status as a public reporting company.

Our primary non-cash asset at December 31, 2007 was intellectual property rights and trademarks, which are the foundation for the Company’s product offerings. We currently own the rights to United States Patent Number 5,839,732, issued on November 24, 1998, that relates to our current Winner’s Pot Poker table game. This patent was acquired from Select Video, Inc., a Delaware corporation, pursuant to an Asset Purchase Agreement dated March 10, 2006. In addition, we own a federally registered trademark for “WINNER’S POT POKER,” Registration Number 2,172,043, issued on July 7, 1998, which was acquired pursuant to that same agreement. Finally, we also own registered trademarks for “POKER MAGIC” and to “AC (ATLANTIC CITY) STUD POKER,” which we similarly acquired pursuant to the Asset Purchase Agreement with Select Video. Other than the trademark “Poker Magic” which we have adopted as our corporate name, we do not have any current plans for the sale or license of such other trademarks. We do not have any currently pending applications for un-issued patents, trademarks or copyrights. The expiration dates of our patent rights vary based on their filing and issuance dates. We intend to continue to actively file for patent protection, where reasonable, within the United States. We expect also to seek protection for our future products by filing for copyrights and trademarks in the United States.

Currently, we do not have any employees. Mr. Douglas M. Polinsky, the Chief Executive Officer and Chairman of our Board of Directors, and Joseph A. Geraci, II, our Chief Financial Officer and a director of the Company, both serve as consultants to the Company in their officer capacities. We rely on sales and marketing agents and outside professional services on an as-needed basis. We believe that using consultants to perform necessary operational functions is currently more cost effective than hiring full-time employees, and such practice affords us flexibility in directing our resources during our development stage.  We plan to develop new gaming products primarily by utilizing the services of outside developers, sales agents and regulatory and compliance service providers in an effort to minimize capital expenditures and corporate expenses. We presently do not expect to incur any material capital expenditures in the near future or during the next 12 months. At this time, we do not anticipate purchasing or selling any significant equipment or other assets in the near term.

Trends and Uncertainties

As a development-stage company involved in the gaming business, we believe we can identify certain broad trends in our revenues and expenses, and components thereof. We also believe that the most significant risks and uncertainties surrounding our business relate to revenues and expenses, and regulatory and financing matters. These trends and uncertainties are discussed below.

Revenues

As indicated above, from inception through December 31, 2007, the Company has been primarily focused sequentially on the acquisition of the intellectual property forming the basis for its Winner’s Pot Poker table game and, thereafter, efforts to ensure at least temporary regulatory compliance of the game and obtain the agreement of casinos and gaming establishments to provide gaming table space to the Winner’s Pot Poker game.

These efforts culminated in our license agreement with Bally’s Park Place, Inc. d/b/a/ Bally’s Atlantic City, permitting Bally’s, on a non-exclusive basis, to use one unit of the Winner’s Poker Pot game on a trial basis at no charge until such time that the New Jersey Casino Control Commission ended the test period for the game. We entered into that license agreement on December 26, 2007. We had earlier (on August 22, 2007) secured the issuance of temporary rules and amendments governing the implementation of Winner’s Pot Poker in Atlantic City casinos. The amendments and rules added Winner’s Pot Poker to the list of authorized table games in New Jersey, governed the physical characteristics of the Winner’s Pot Poker game layout, defined the card deck for use with the Winner’s Pot Poker game, specified the terms of the use of the cards during Winner’s Pot Poker game play, and contained technical proposals governing the operation of Winner’s Pot Poker. We had also earlier obtained a transactional waiver from the New Jersey Casino Control Commission for the licensure requirement applicable to casino service industry (CSI), which waiver permitted us to legally license to Bally’s Park Place the play of our Winner’s Pot Poker game in Bally’s Atlantic City casinos.

After a successful trial period, we amended our license agreement with Bally’s Park Place on June 26, 2008. Under the amended license agreement, Bally’s Park Place will pay the Company a license fee in the amount of (i) $475 per month for the right to the use of our Winner’s Pot Poker game in the Atlantic City casinos for a full week during that month, and (ii) $200 per month for the right to the use of our Winner’s Pot Poke game in the Atlantic City casinos on weekends only during that month. The amendment currently contemplates the licensure of only two Winner’s Pot Poker game units—one for full-week use and the other for weekend-only use. This amendment was entered into after the adoption by the New Jersey Casino Control Commission of temporary regulations governing the rules of the Winner’s Pot Poker game. The amended license agreement is a month-to-month agreement that may be cancelled by either party at any time.

Since approximately May 2006, we have also been focused on securing Winner’s Pot Poker licensing arrangements with various other casinos and gaming establishments. In particular, our management has met with the management or representatives of over ten different casinos or gaming establishments over the past three months in an effort to secure additional licensing arrangements. To date, our licensing efforts have been focused on entering into such agreements with casinos and gaming establishments in Minnesota, New Jersey and Nevada.

Based on our recent amendment of the license agreement with Bally’s Park Place, we expect that we will begin to recognize revenue from operations during fiscal 2008. Given that the present terms of the license agreement, as amended, provide only that Bally’s Park Place will license the right to use two game units of our Winner’s Pot Poker product, we do not expect that our initial revenues will be significant. Instead, we expect that we must continue to market our game to casinos and gaming establishments that present suitable opportunities for us, and that the most efficient way for us to begin generating more significant revenues will be to consummate a definitive license agreement with Harrah’s Entertainment or some other enterprise that involves a wider group of gaming-related affiliates and establishments. For example, Harrah’s Entertainment, indirectly (through subsidiaries and other affiliates) operates approximately 40 casinos across the United States.

It is extremely difficult to anticipate, however, how much success we will have in our efforts to license our games to establishments other than Bally’s Park Place, if any at all, and thereby generate additional revenues. It is also difficult to assess how long we will be able to maintain our present arrangement with Bally’s Park Place in light of the fact that our amended license agreement has a month-to-month term.

Expenses

As indicated above, we expect that our selling, general and administrative expenses overall will increase, perhaps significantly, as we continue to seek gaming regulatory compliance and licenses, complete required amendments to our Form 10 registration statement, become a public reporting company that files periodic reports with the SEC under the Securities and Exchange Act of 1934, and generally seek to comply with the various legal, accounting and governance rules and regulations applicable to public reporting companies. We also expect that we will continue, when and as we deem necessary or appropriate, to continue compensating consultants with shares of our common stock as part of our effort to conserve cash resources.

Regulation

Currently, we have yet to obtain the final licensure required in the states of Nevada, New Jersey and Minnesota, which jurisdictions have been the focus of our marketing efforts thus far. In particular, we expect that we will require at least the following licenses, registrations and approvals in the near future to permit us to license our gaming products to casinos and gaming establishments in the relevant jurisdictions:

•
Casino service industry (CSI) supplier license issued by the New Jersey Casino Control Commission (which license would be more broad and flexible than the current transactional waiver which the Company has thus far secured from the New Jersey Casino Control Commission)

•	Distribution licenses permitting us to distribute Winner’s Pot Poker game units (i.e., table layouts) to casinos and gaming establishments in Nevada, issued by the Nevada State Gaming Control Board

•	Distribution licenses permitting us to distribute Winner’s Pot Poker game units to casinos and gaming establishments in Minnesota, and

•	Registration with the Nevada Gaming Commission as a publicly traded company.

In addition, we will likely require positive results from suitability reviews (generally focusing on financial stability, honesty, character and integrity) of our executive management and other key personnel or significant shareholders conducted by the Nevada Gaming Commission and similar state agencies in other jurisdictions. We intend to continue working with the New Jersey Casino Control Commission and other state regulatory authorities to obtain the above-described and other registrations and licenses that we deem necessary or desirable as market opportunities come to light.

In general, we have little control over the various licensing, registration and suitability review processes and outcomes in the various states. It is possible that we may not be able to obtain required or desired licenses, registrations or approvals suitably fast enough to exploit potential opportunities with casinos or gaming establishments. It is also possible that our applications for licenses, registrations or findings of suitability may be rejected by state regulatory authorities.

Financing

As discussed above under the caption “Liquidity and Capital Resources,” our management believes we have sufficient capital to continue operations through June 2009. Thereafter, we expect we will require additional capital. Our current forecast for financing needs is largely based on our understanding of the expenses we anticipate incurring in our efforts to comply with gaming regulatory and public reporting company disclosure requirements. In this regard, we note that our current forecasts are largely based on our past experience with other enterprises and proposed budgets proposed by our professional consultants. If our actual expenses significantly exceed our present expectations we will likely require additional financing prior to June 2009.

Once needed, we cannot be certain that any required additional financing will be available on terms favorable to us, if at all. This is especially true in light of the current poor state of the U.S. capital markets and the general economic downturn that has occurred. If, however, we are able to raise additional funds by the issuance of our equity or equity-linked securities, including through the issuance and exercise of warrants, the existing shareholders will experience dilution of their ownership interest. If additional funds are instead raised by the issuance of debt or other senior or preferred equity instruments such as preferred stock, we may be subject to certain limitations in our operations, and issuance of such securities may have rights senior to those of the then-existing holders of common stock. If adequate funds are not available on acceptable terms, we may be unable to expand, develop or enhance products or to respond to competitive pressures. If we are unable to obtain additional financing when needed, we may be required to abandon our business or our status as a public reporting company.

Going Concern

We have incurred operating losses, accumulated deficit and negative cash flows from operations since January 10, 2006 (inception). As of December 31, 2007, we had an accumulated deficit of $242,701. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements included in this filing do not include any adjustments related to recoverability and classification of asset carrying amounts, or the amount and classification of liabilities that might result, should we be unable to continue as a going concern. Our ability to continue as a going concern ultimately depends on achieving profitability, producing revenues or raising additional capital to sustain operations. Although we intend to obtain additional financing to meet our cash needs and to support the revenue-generating process, we may be unable to secure any additional financing on terms that are favorable or acceptable to us, if at all.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The application of GAAP requires that we make estimates that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates.

A description of the Company’s critical accounting policies that represent the more significant judgments and estimates used in the preparation of the Company’s financial statements is provided in Note 1, “Summary of Significant Accounting Policies,” of the Notes to the Consolidated Financial Statements included in Item 13 of this Form 10 registration statement.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, nor are we a party to any contract or other obligation not included on its balance sheet that has, or is reasonably likely to have, a current or future effect on our financial condition.

Item 3. Properties.

Office space is currently provided to the Company by Great North Capital Corp., a Minnesota corporation, that is beneficially owned by Douglas M. Polinsky, our Chairman and Chief Executive Officer, at 130 Lake Street West, Wayzata, Minnesota. Great North Capital Corp. does not currently charge the Company any rent for the use of the premises. The space being used by the Company is minimal with an immaterial value of rent expense. The premises are adequate for the Company’s current and anticipated future use. The Company does not currently lease or own any real property.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The table below sets forth certain information with respect to beneficial ownership of our common stock as of July 15, 2008 (on which date there were an aggregate of 8,814,991 shares of common stock outstanding), by:

•	each director of the Company

•	each person named in the Summary Compensation Table (see Item 6 below)

•	all current directors and executive officers of the Company as a group, and

•	each person or entity known by us to own beneficially more than 5% of our common stock.

Unless otherwise indicated in the table or its footnotes, the address of each of the following persons or entities is 130 West Lake Street, Suite 300, Wayzata, Minnesota 55391, and each such person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite their respective name.

Name	Number of Shares Beneficially Owned (1)		Percentage of Outstanding Shares (1)
Douglas M. Polinsky (2)	1,577,500		17.9%
Joseph A. Geraci, II (3)	1,440,000		16.3%
Amit Sela (4) 13564 Westernesse Road Minnetonka, MN 55305	2,000,000	(5)	20.4%
Marilyn Culotta (4) 9101 W. Sahara Ave., Suite 105 B11 Las Vegas, NV 89117	657,500		7.5%
All current directors and executive officers as a group (6) (two persons)	3,017,500		34.2%

* Less than one percent

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes general voting power and/or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the applicable record date, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options or warrants but are not deemed outstanding for computing the beneficial ownership percentage of any other person.

(2)
Mr. Polinsky is the Company’s Chairman and Chief Executive Officer. Includes 1,250,000 common shares held by Great North Capital Corp., a Minnesota corporation, 187,500 common shares held individually by Mr. Polinsky, and 140,000 common shares held in the name of two of Mr. Polinsky’s minor children (beneficial ownership of which Mr. Polinsky disclaims).

(3)
Mr. Geraci is a director and the Company’s Chief Financial Officer. Includes 1,250,000 common shares held by Isles Capital, LLC, a Minnesota limited liability company, beneficially owned by Mr. Geraci, and 190,000 common shares held individually by Mr. Geraci’s spouse.

(4)	All shares are common shares and are held individually.

(5)	Includes a warrant to purchase 1,000,000 shares at $0.35 per share. All other shares are issued and outstanding

(6)	Includes Messrs. Polinsky and Geraci.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Name	Age	Positions
Douglas M. Polinsky	48	Chairman, Chief Executive Officer and President
Joseph A. Geraci, II	38	Director and Chief Financial Officer

Douglas M. Polinsky co-founded Poker Magic, Inc. in January 2006 and since that time has been the Chairman and Chief Executive Officer of the Company. Since 1994, Mr. Polinsky has been the Chief Executive Officer of Great North Capital Corp., a financial advisory company which he founded. Great North Capital advises corporate clients on matters regarding corporate and governance structures, public company acquisitions of private companies and other transaction-related matters, and also make direct investments into public and private companies. Mr. Polinsky earned a Bachelor of Science degree in hotel administration at the University of Nevada at Las Vegas.

Joseph A. Geraci, II was a co-founder of Poker Magic, Inc. in January 2006 and has been a director and the Chief Financial Officer of the Company since that time. Since February 2002 through the present time, Mr. Geraci has been managing member of Isles Capital, LLC, an advisory and consulting firm that assists small businesses, both public and private, in business development. In March 2005, Mr. Geraci also became the managing member of Mill City Advisors, LLC, the general partner of Mill City Ventures, LP, a Minnesota limited partnership that invests directly into both private and public companies. From January 2005 until August 2005, Mr. Geraci served as the Director of Finance for Gelstat Corporation, a purveyor of homeopathic remedies, based in Bloomington, Minnesota. From 2000 until December 2004, Mr. Geraci was a broker with Oak Ridge Financial Services, Inc., a Minneapolis-based broker-dealer firm.

Messrs. Polinsky and Geraci are equal owners of Lantern Advisers, LLC, a Minnesota limited liability company, that makes investments in and provides management-related services to a variety of public and private companies.

Under the Company’s bylaws, the directors serve for indefinite terms expiring upon the next annual meeting of the Company’s shareholders.

Family Relationships

The board of directors has affirmatively determined that there are no familial relationships among any of the Company’s officers or directors.

Involvement in Certain Legal Proceedings

During the past five years, no officer, director, control person or promoter of the Company has been involved in any legal proceedings respecting: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated. In August 2003, the National Association of Securities Dealers (NASD) found in an administrative hearing that Mr. Geraci had violated NASD Conduct Rule 2110 and SEC Rule 10b-5 in August 1999, when he had been affiliated with a NASD member. As a result, he was barred from association with any NASD member, and paid $2,160 in associated hearing costs.

Item 6. Executive Compensation.

Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation paid by the Company during its two most recent fiscal years ended December 31, 2006 and 2007, to the persons who served as President or Chief Executive Officer of the Company and each other executive officer of the Company, and the most highly compensated executive officers with decision-making abilities.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Douglas M. Polinsky, Chief Executive Officer	2006 2007	$0 (1) $0 (1)	- -	- $24,000	- -	$0
Joseph A. Geraci, II, Chief Financial Officer	2006 2007	$0 (1) $0 (1)	- -	- $24,000	- -	$0

(1)
The named executive officers did not receive salaries during the fiscal year ended December 31, 2006, because the Company did not then have the resources to pay, or commit to pay, such individuals for their services. Nevertheless, each named executive officer received a stock award of 250,000 fully vested common shares in January 2007, in exchange for services to be rendered during 2007 to the Company in their respective roles as corporate officers and directors. The Company’s board of directors valued these shares at $0.096 per share, based on the value of the services rendered.

Employment Agreements with Executives

The Company does not currently have employment agreements with Messrs. Polinsky and Geraci, and currently has no plans to enter into employment agreements with such individuals.

Outstanding Equity Awards at Fiscal Year End

The Company had no outstanding options, warrants, unvested stock awards or equity incentive plan awards as of December 31, 2007. In addition, the Company has no options, warrants, unvested stock awards or equity incentive plan awards outstanding as of the date of this filing.

Director Compensation

The Company did not pay any director compensation in 2007, nor did the Company reimburse any directors for their expenses incurred in attending or participating in meetings of the board of directors or other Company-related meetings.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons. On July 26, 2007, the Company issued 20,000 common shares to Marilyn Culotta. Ms. Culotta was a beneficial holder of more than ten percent of the Company’s outstanding common stock at the time of such issuance. The shares were issued in satisfaction of outstanding principal, in the amount of $7,084, under a loan Ms. Culotta made to the Company. In connection with the share issuance, the Company also paid Ms. Culotta cash in the amount of $2,375.

Director Independence. The Company currently has two directors, Messrs. Joseph A. Geraci, II and Douglas M. Polinsky, neither of whom are “independent” as that term is defined in Section 4200(a)(15) of National Association of Securities Dealers’ listing standards. The Company is not subject to those listing standards because its common stock is not listed for trading on a Nasdaq market. In addition, the Company does not have a standing audit, compensation or nominating committee. Instead, the entire board of directors fulfills the function of such committees.

Item 8. Legal Proceedings.

None.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Our common stock is not, and has never been publicly traded. As such, there is currently no market for our common stock. We anticipate that one or more registered broker-dealers may apply to have our common stock listed on the OTC Bulletin Board following the effective date of this registration statement. Nevertheless, the process of applying for quotation on the OTC Bulletin Board is undertaken and controlled by one or more market-makers (broker-dealers who agree to make a market for our common stock) and is largely outside of our control. Accordingly, we cannot be certain that our common stock will be listed on the OTC Bulletin Board or that, even if listed at some time in the future, an active market will ever develop.

As of the date of this filing, there are no outstanding options or warrants to purchase shares of the Company’s common stock. As of the date of this filing, there are currently approximately 7,137,491 shares of common stock that may potentially be sold pursuant to Rule 144 under the Securities Act (of which up to 2,500,000 such shares may be subject to volume restrictions under Rule 144). The Company has not, as of the date of this filing, agreed to register the resale of any common shares by securityholders.

Holders

As of the date of this filing, we had approximately 175 holders of record of our common stock.

Dividends

We have not paid any dividends on our common stock and do not anticipate paying any such dividends in the near future. Instead, we intend to use any earnings for future acquisitions and expanding our business. Nevertheless, at this time there are not any restrictions on our ability to pay dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth information, as of December 31, 2007, regarding equity compensation plans (including individual compensation arrangements) under which securities of Poker Magic, Inc. are authorized for issuance.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	0	n/a	n/a
Equity compensation plans not approved by securityholders	0 (1)	n/a	None (1)

(1)
The Company is not a party to an equity compensation plan, nor is the Company obligated under “individual compensation arrangements” (as defined in Item 201 of Regulation S-K) to issue any further options, warrants, rights or other securities. Nevertheless, the Company is not required by applicable state law or the listing standards of any self-regulatory agency (e.g., the OTC Bulletin Board, NASD, AMEX or NYSE) to obtain the approval of its securityholders prior to issuing any such compensatory options, warrants or other rights to purchase securities of the Company.

Item 10. Recent Sales of Unregistered Securities.

Since inception, the Company has offered and sold equity and equity-linked securities in unregistered transactions as indicated below:

2006:

In January 2006, the Company issued 2,500,000 shares of common stock to affiliates of the Company’s founders and directors for aggregate cash consideration of $2,500.

In March 2006, the Company issued 3,022,991 shares of common stock to Select Video, Inc., a Delaware corporation, in connection with the Company’s acquisition of certain intellectual property (which shares, for accounting purposes, had an aggregate value of $3,023).

In May 2006, the Company issued a total of 432,000 shares of common stock to eight accredited investors for aggregate cash consideration of $95,500 and a subscription receivable for an additional $12,500.

In August 2006, the Company issued a total of 50,000 shares of common stock to two accredited investors for aggregate cash consideration of $12,500.

In December 2006, the Company issued a total of 100,000 shares of common stock to a consultant an accredited investor for gaming-industry related services rendered.

2007:

In January 2007, the Company issued a total of 1,100,000 shares of common stock to accredited investors for management-related services rendered and to be rendered, and for gaming-related services rendered and to be rendered.

In July 2007, the Company issued a total of 100,000 shares of common stock to three accredited investors for aggregate cash consideration of $24,709, including the conversion of a $20,000 debt.

In August 2007, the Company issued a total of 165,000 shares of common stock to two accredited investors for professional services rendered, and strategic consulting services rendered.

In September 2007, the Company issued a total of 25,000 shares of common stock to an accredited investor for professional services rendered.

In November 2007, the Company issued a total of 50,000 shares of common stock an accredited investor for consulting services rendered.

In December 2007, the Company issued a total of 120,000 shares of common stock to two accredited investors for aggregate cash consideration of $30,000.

2008:

In January 2008, the Company issued a total of 100,000 shares of common stock to one accredited investor for cash consideration of $25,000.

In May 2008, the Company issued a total of 1,050,000 shares of common stock to two accredited investors for total cash consideration of $262,500. The transaction also included the issuance of a warrant to purchase up to 1,000,000 shares of common stock at $.35 per share if purchased within six months of issuance. The price increases to $.425 for months seven to 12 and increases to $.50 after 12 months. The warrant expires on May 27, 2010.

The offers, sales and issuances of the Company’s common shares in unregistered transactions were exempt from registration under Sections 4(6) or 4(2) of the Securities Act of 1933, including Rule 506 of Regulation D thereunder. The Company relied on the representations of the investors as set forth in subscription agreements or investment representation letters for its determination that the investors were (i) purchasing for investment purposes only and not with a view toward distribution, (ii) either alone or through a purchaser representative, knowledgeable and experienced in financial and business matters such that each was capable of evaluating the risks of the investment, (iii) “accredited investors” as defined in Rule 501 under the Securities Act, or (iv) all of the foregoing. In addition, the transactions enumerated above all involved only a limited number of investors. In some cases involving the issuance of common shares in exchange for management or consulting services, the Company may also claim the exemption from registration permitted by Rule 701 under the Securities Act.

Item 11. Description of Securities.

General

The Company is authorized to issue an aggregate of 250,000,000 shares of capital stock, $0.001 par value. Unless otherwise specifically so designated upon issuance, all shares of capital issued by the Company shall be common stock. The Company’s board of directors has authority, without any further vote or action by our shareholders, to designate and issue shares in such classes or series (including classes or series of common or preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of common stock or preferred stock that may be issued could be superior to the rights of our common stock. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to our common stock. Any such issuances will dilute the percentage of ownership interest of our current holders of common shares and may dilute the book value per share of the Company.

Common Stock

As of the date of this filing, there were 8,814,991 shares of our common stock outstanding held by approximately 175 shareholders of record. Also as of the date of this filing, there are no shares of our common stock reserved for issuance upon the exercise of outstanding options and warrants. The holders of our common stock:

•	have equal ratable rights among themselves to dividends from funds legally available therefor, when, as and if declared by our board of directors

•
are entitled to share ratably in all of our assets available for distributions to holders of the common stock upon liquidation, dissolution or winding up of our affairs, subject to any liquidation preferences in favor of issued and outstanding classes of preferred stock

•	do not have preemptive, subscription or conversion rights and there are no redemption or sinking-fund provisions applicable thereto, and

•	are entitled to one vote per share on all matters submitted to a vote of our shareholders.

The holders of our common stock do not have cumulative-voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected.

Item 12. Indemnification of Directors and Officers.

Minnesota law permits a corporation to indemnify its directors and officers, except for any act of dishonesty. The Company has provided in its bylaws for the indemnification of officers and directors to the fullest extent possible under Minnesota law against expenses (including attorney’s fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. In addition, the Company has the power, to the maximum extent and in the manner permitted by Minnesota Business Corporation Act, to indemnify each of our employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of Poker Magic, Inc.

The Company’s articles of incorporation limit or eliminate the personal liability of its officers and directors for damages resulting from breaches of their fiduciary duty for acts or omissions except for damages resulting from acts or omissions which involve intentional misconduct, fraud, a knowing violation of law, or the inappropriate payment of dividends in violation of the Minnesota Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

Item 13. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS AND INFORMATION

Page
Report of Independent Registered Public Accounting Firm	F-2

Audited Financial Information:

Balance Sheets as at December 31, 2007 and 2006	F-3

Statements of Operations for the year ended December 31, 2007, the period from
January 10, 2006 (inception) to December 31, 2006, and the period from January 10, 2006 (inception) to December 31, 2007	F-4

Statements of Shareholders’ Equity for the year ended December 31, 2007, for the period from
January 10, 2006 (inception) to December 31, 2006 and from January 10, 2006 (inception) to December 31, 2007	F-5

Statements of Cash Flows for the year ended December 31, 2007, the period from
January 10, 2006 (inception) to December 31, 2006, and the period from January 10, 2006 (inception) to December 31, 2007	F-6

Notes to Financial Statements (December 31, 2007 and 2006)	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Poker Magic, Inc.
Wayzata, Minnesota

We have audited the accompanying balance sheets of Poker Magic, Inc. (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 2007, the period from January 10, 2006 (inception) to December 31, 2006 and for the period from January 10, 2006 (inception) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poker Magic, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007, the period from January 10, 2006 (inception) to December 31, 2006 and for the period from January 10, 2006 (inception) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a net loss during the development stage and requires additional working capital, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are describe in Note 1 as well. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
July 17, 2008

Poker Magic, Inc.
(A Development Stage Company)
Balance Sheets

	December 31, 2007	December 31, 2006

ASSETS

Current Assets
Cash	$37,003	$41,345
Inventory	750	750
Prepaid Expense	22,296	3,818

Total Current Assets	60,049	45,913

Intangible Assets, Net of Amortization	26,882	35,153

Total Assets	$86,931	$81,066

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts Payable	$20,100	$1,086
Note Payable	-	7,084

Total Current Liabilities	20,100	8,170

Total Liabilities	20,100	8,170

Shareholders' Equity
Common Stock, $.001 par value: Authorized 250,000,000 shares:
Issued and outstanding 7,664,991and 6,104,991 shares.	7,665	6,105
Additional Paid-in Capital	301,867	123,918
Subscription Receivable	-	(14,000)
Deficit Accumulated During the Development Stage	(242,701)	(43,127)

Total Shareholders' Equity	66,831	72,896

Total Liabilities and Shareholders' Equity	$86,931	$81,066
 The accompanying notes are an integral part of these financial statements.

Poker Magic, Inc.
(A Development Stage Company)
Statement of Operations

	Year ended	Period from January	Period from January
		10, 2006 (inception)	10, 2006 (inception)
	December 31, 2007	to December 31, 2006	to December 31, 2007

Operating Expenses
Selling, General & Administrative	$199,574	$43,127	$242,701

Operating Loss	(199,574)	(43,127)	(242,701)

Net Loss	$(199,574)	$(43,127)	$(242,701)

Basic and diluted net loss per common share	$(0.03)	$(0.01)	$(0.04)

Weighted-average number of common	7,293,703	5,309,858	6,319,024
shares outstanding

The accompanying notes are an integral part of these financial statements.

Poker Magic, Inc.
(A Development Stage Company)
Statement of Shareholders' Equity
For the year ended December 31, 2007,
for the period from
January 10, 2006 (inception)
to December 31, 2006, and
for the period from
January 10, 2006 (inception)
to December 31, 2007

					Deficit
					Accumulated
			Additional		During the	Total
	Common	Stock	Paid-in	Subscription	Development	Shareholders'
	Shares	Amount	Capital	Receivable	Stage	Equity
Balance at inception
January 10, 2006	-	$-	$-	$-	$-	$-

Issuance of restricted common stock to a	2,500,000	2,500	-	(1,500)	-	1,000
founder and a member of the Board of
Directors on January 10, 2006 for cash
and a subscription receivable for
$0.001 per share, net cash to the company
$1,000 and a subscription receivable for
$1,500

Issuance of common stock for purchase of	3,022,991	3,023	-	-	-	3,023
Select Video intangible assets valued at
$.001 per share on March 10, 2006

Issuance of common stock for cash of	100,000	100	24,900	-	-	25,000
$.25 per share on May 9, 2006

Issuance of common stock for liabilities	60,000	60	14,940	-	-	15,000
assumed at $.25 per share on May 23, 2006

Issuance of common stock for cash of	100,000	100	24,900	-	-	25,000
$.25 per share on May 23, 2006

Issuance of common stock for consulting	22,000	22	5,478	-	-	5,500
services at $.25 per share on May 23, 2006

Issuance of common stock for cash of	100,000	100	24,900	-	-	25,000
$.25 per share on May 24, 2006

Issuance of common stock for cash of	50,000	50	12,450	-	-	12,500
$.25 per share on August 21, 2006

Issuance of common stock for consulting	100,000	100	3,900	-	-	4,000
services at $.04 per share on
December 15, 2006 based on value
of services rendered and to be rendered

Issuance of common stock on May 23, 2006	50,000	50	12,450	(12,500)	-	-
for a subscription receivable at $.25 per
share

Net Loss	-	-	-	-	(43,127)	(43,127)

Balance as of December 31, 2006	6,104,991	6,105	123,918	(14,000)	(43,127)	72,896

Issuance of common stock for consulting	600,000	600	49,400	-	-	50,000
services at $.08 per share on January 15, 2007 based on value of services rendered and to be rendered

Issuance of common stock for officers	500,000	500	47,500	-	-	48,000
compensation at $.10 per share on January 15, 2007 based on value of services rendered and to be rendered

Issuance of common stock for cash of	40,000	40	9,960	-	-	10,000
$.25 per share on July 10, 2007

Issuance of common stock for cash of	40,000	40	9,960	-	-	10,000
$.25 per share on July 23, 2007

Issuance of common stock for payment of note at $.24 per share on July 26, 2007	20,000	20	4,689	-	-	4,709

Payment of subscription receivable on	-	-	-	1,500	-	1,500
July 27, 2007

Issuance of common stock for consulting	100,000	100	8,200	-	-	8,300
services at $.08 per share on August 1, 2007 based on value of services rendered and to be rendered

Issuance of common stock for consulting	65,000	65	4,935	-	-	5,000
services at $.08 per share on August 1, 2007 based on value of services rendered and to be rendered

Issuance of common stock for consulting	25,000	25	975	-	-	1,000
services at $.04 per share on August 1, 2007 based on value of services rendered

Payment of subscription receivable on	-	-	-	12,500	-	12,500
October 17, 2007

Issuance of common stock for consulting	50,000	50	12,450	-	-	12,500
services at $.25 per share on November 26, 2007 for services to be rendered

Issuance of common stock for cash of	40,000	40	9,960	-	-	10,000
$.25 per share on December 21, 2007

Issuance of common stock for cash of	80,000	80	19,920	-	-	20,000
$.25 per share on December 22, 2007

Net Loss	-	-	-	-	(199,574)	(199,574)

	7,664,991	$7,665	$301,867	$-	$(242,701)	$66,831

The accompanying notes are an integral part of these financial statements.

Poker Magic, Inc.
(A Development Stage Company)
Statement of Cash Flows

		Period from	Period from
	Year ended	January 10, 2006	January 10, 2006
	January 1, 2007 to	(inception) to	(inception) to
	December 31, 2007	December 31, 2006	December 31, 2007
Cash flows from operating activities:
Net loss	$(199,574)	$(43,127)	$(242,701)

Adjustments to reconcile net
loss to net cash provided
by operating activities:

Amortization of intangible asset	8,271	6,204	14,475
Common stock issued for services	1,000	5,500	6,500
Consulting service expense paid in stock	59,171	-	59,171
Officers compensation expense paid in stock	46,000	-	46,000
Changes in operating assets and liabilities:
Prepaid expense	151	182	333
Accounts payable	19,014	1,086	20,100

Net Cash used in Operating Activities	(65,967)	(30,155)	(96,122)

Cash Flows from investing activities:
Acquisition of Select Video assets	-	(17,000)	(17,000)

Net cash used in investing activites	-	(17,000)	(17,000)

Cash Flows from financing activities:
Proceeds from subscription receivable	14,000	-	14,000
Proceeds from issuance of common stock	50,000	88,500	138,500
Payment of short-term debt	(2,375)	-	(2,375)

Net cash provided by financing activities	61,625	88,500	150,125

Net increase (decrease) in cash	(4,342)	41,345	37,003

Cash, beginning of the period	41,345	-	-
Cash, end of the period	$37,003	$41,345	$37,003

Non-cash investing and financing activities:

Acquisition of certain assets and liabilities of Select Video in exchange for common stock
Inventory	$-	$750	$750
Intangible Asset	-	24,357	24,357
Accounts Payable	-	(32,000)	(32,000)
Note Payable	-	(7,084)	(7,084)

Stock issued in lieu of cash for note payable	4,709	15,000	19,709

Stock issued in lieu of cash for prepaid services	123,800	4,000	127,800

Stock subscriptions received for common stock	-	14,000	14,000

The accompanying notes are an integral part of these financial statements.

Poker Magic, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007 and 2006

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations and basis of presentation

Poker Magic, Inc. (the “Company”) is a development stage company that was incorporated in the State of Minnesota on January 10, 2006. Our business consists primarily of marketing and licensing a new form of poker-based table game to casinos and on-line gaming facilities in the United States.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Poker table felt inventory is valued using the lower of cost (first-in, first-out method) or market.

Fair value of financial instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and accounts payable approximate fair value due to their relatively short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the note payable at December 31, 2006 approximated fair value.

Liquidity

The accompanying financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the period from January 10, 2006 (inception) to December 31, 2007, the Company incurred a net loss of $242,701. The Company's ability to continue as a going concern is dependent on it ultimately achieving profitability, producing revenues and/or raising additional capital. Management intends to obtain additional debt or equity capital to meet all of its existing cash obligations and to support the revenue generating process; however, there can be no assurance that the sources will be available or available on terms favorable to the Company.

Intangible Assets

On March 10, 2006, the Company purchased certain assets and assumed certain liabilities of Select Video, Inc. Three patents were acquired as a part of the March 10, 2006 purchase. The patents are stated at cost and are amortized on a straight-line basis over 60 months. Amortization expense was $8,271, $6,204 and $14,475 for the year ended December 31, 2007, the period from January 10, 2006 (inception) to December 31, 2006 and the period from January 10, 2006 (inception) to December 31, 2007. Estimated amortization expense for the next four years of patents issued as of December 31, 2007 is as follows:

Poker Magic, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007 and 2006

Year ending December 31:

2008	$8,271

2009	8,271

2010	8,271

2011	2,069

Total	$26,882

Impairment of long-lived assets

Management reviews the Company’s long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the asset’s value will be adjusted appropriately. No impairment indicators were present as of December 31, 2007.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent accounting pronouncements

During February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 159 will have on its results of operations and financial position.

During December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS 160”).  SFAS 160 establishes accounting and reporting standards for non-controlling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary.  SFAS 160 is effective for fiscal years beginning on or after December 15, 2008.  The Company does not believe that the adoption of SFAS 160 will have a material effect on its results of operations or financial position.

During December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R)”).  While SFAS 141R retains the fundamental requirement of SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method ) be used for all business combinations, SFAS 141R now establishes the principles and requirements for how an acquirer in a business combination:  recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in the acquiree; recognizes and measures the goodwill acquired in the business combination or the gain from a bargain purchase; and determines what information should be disclosed in the financial statements to enable the users of the financial statements to evaluate the nature and financial effects of the business combination.   SFAS 141R is effective for fiscal years beginning on or after December 15, 2008.  The Company does not believe that the adoption of SFAS 141R will have a material effect on its results of operations or financial position.

Poker Magic, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007 and 2006

During March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“SFAS 161”).  SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  SFAS 161 also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedging activities are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Company does not believe the adoption of SFAS 161 will have a material effect on its results of operations or financial position.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 16, 2007, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial statements.

NOTE 2—NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows :

Year ended December 31, 2007

Numerator:
Net loss	$(199,574)

Denominator:
Weighted-average number of common shares outstanding	7,293,703

Basic and diluted net loss per common share	$(.03)

Poker Magic, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007 and 2006

Period from January 10, 2006 (inception) to December 31, 2006

Numerator:
Net loss	$(43,127)

Denominator:
Weighted-average number of common
shares outstanding	5,309,858

Basic and diluted net loss per common share	$(.01)

Period from January 10, 2006 (inception) to December 31, 2007

Numerator:
Net loss	$(242,701)

Denominator:
Weighted-average number of common
shares outstanding	6,319,024

Basic and diluted net loss per common share	$(.04)

NOTE 3 - SUBSCRIPTION RECEIVABLE

With the issuance of common stock to the founders on January 10, 2006, the Company issued a subscription receivable of $1,500 which was subsequently paid on July 27, 2007.

The Company issued 50,000 shares of common stock to an investor on May 23, 2006 under a subscription receivable for $12,500, which was paid on October 17, 2007.

NOTE 4—NOTE PAYABLE

With the purchase of certain assets and the assumption of certain liabilities of Select Video on March 10, 2006, the Company assumed $7,084 of debt that was unsecured, due on demand and non-interest bearing until January 1, 2007 at which time interest was to begin accruing at 8% on the balance that was not paid as of December 31, 2006. During 2007, the Company issued 20,000 shares of common stock in settlement for $4,709 of this debt. The remaining $2,375 was paid on July 26, 2007.

NOTE 5—COMMITMENTS AND CONTINGENCIES

The asset purchase agreement with Select Video (see note 8) dated March 10, 2006, stated that if and when the Company receives any revenue generated by Winners Pot Poker and other similar games, Select Video. shall receive an amount equal to five percent (5%) of all gross proceeds generated by these games.

For the period from January 10, 2006 (inception) to December 31, 2007 there was no revenue related to these games.

Poker Magic, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007 and 2006

NOTE 6—SHAREHOLDERS’ EQUITY

Common stock

On January 10, 2006, the founders of the Company purchased 2,500,000 shares of common stock for $2,500.

On March 10, 2006, the Company purchased certain assets and assumed certain liabilities of Select Video in exchange for 3,022,991 shares of common stock issued at the deemed fair market value of $.001 per share or $3,023.

On May 23, 2006, the Company issued 60,000 shares of common stock at $.25 per share in lieu of cash for liabilities assumed.

During 2006, the Company raised additional cash of $87,500 at $.25 per share through the issuance of 350,000 shares of common stock.

During 2006, the Company issued 22,000 shares to various consultants at $.25 per share for services rendered.

During 2006, the Company issued 100,000 shares valued at $4,000 (value of the services to be provided) for services rendered and to be rendered.

At December 31, 2006 a total of 6,104,991 shares of common stock were issued and outstanding. No warrants or options were issued in 2006.

On January 15, 2007, the Company issued 600,000 shares of common stock to two consultants for services to be provided over a 12 month period commencing on January 15, 2007. These services were valued at $50,000.

On January 15, 2007, the Company issued 500,000 shares of common stock to the two founders for their services to be provided over a 12 month period commencing January 15, 2007. These services were valued at $48,000.

On July 26, 2007, the Company settled the note payable of $7,084 for a cash payment of $2,375 and the issuance of 20,000 shares of common stock valued at $4,709 for payment in full on the note.

In July 2007, the Company raised cash of $20,000 at $.25 per share through the issuance of 80,000 shares of common stock.

On August 1, 2007, the Company issued 65,000 shares of common stock for services to be provided over a 12 month period commencing retroactively on June 1, 2007. These services were valued at $5,000.

On August 1, 2007, the Company issued 100,000 shares of common stock to a consultant for services to be provided over a 12 month period commencing on August 1, 2007. These services were valued at $8,300.

On August 1, 2007, the Company issued 25,000 shares of common stock for services. These services were valued at $1,000.

Poker Magic, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007 and 2006

On November 26, 2007, the Company issued 50,000 shares of common stock to a consultant for services to be provided over a 12 month period commencing on November 26, 2007. These services were valued at $12,500.

In December 2007, the Company raised cash of $30,000 at $.25 per share through the issuance of 120,000 shares of common stock.

At December 31, 2007 a total of 7,664,991 shares of common stock were issued and outstanding. No warrants or options were issued in 2007 and there were not any warrants or options outstanding at December 31, 2007.

NOTE 7—INCOME TAXES

At December 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $234,000 available to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin to expire in 2026 if not used before such time to offset future taxable income or tax liabilities.

The Company’s deferred tax asset is the net operating loss carry forward and the difference in patent amortization expense.

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The change in valuation allowance for the year ended December 31, 2007 was $89,000, the period ended January 10, 2006 (inception) to December 31, 2006 was $15,000 and the period ended January 10, 2006 (inception) to December 31, 2007 was $74,000.

Reconciliation between the federal statutory rate and the effective tax rates is as follows:

		Period from	Period from
		January 10,	January 10,
	Year ended	2006 (inception)	2006 (inception)
	December 31	to December	to December
	2007.	31, 2006.	31, 2007.
Federal statutory tax rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.0)	(6.0)	(6.0)
Valuation Allowance	40.0	40.0	40.0

Effective tax rate	0.0%	0.0%	0.0%

NOTE 8—ACQUISITION OF CERTAIN ASSETS AND ASSUMPTION OF LIABILITIES

On March 10, 2006, the Company entered into an asset purchase agreement with Select Video to purchase assets of Select Video for a total of 3,022,991 shares of the Company's common stock. The common shares were valued at fair market value on the date of agreement which was $0.001 per share for a purchase price of $3,023. The Company also assumed liabilities of Select Video in the amount of $39,084. The reason for the purchase was to acquire the technology and design of the products which are anticipated to be the Company’s first product to sell. The purchase price of $42,107 was allocated to inventory of $750 and patents of $41,357.

Poker Magic, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007 and 2006

NOTE 9—SUBSEQUENT EVENTS

In January 2008, the Company raised cash of $25,000 at $.25 per share through the issuance of 100,000 shares of common stock.

In May 2008, the Company raised cash of $262,500 at $.25 per share through the issuance of 1,050,000 shares of common stock.

On May 28, 2008, the Company issued an investor a warrant to purchase 1,000,000 shares of common stock at a price of $0.35 per share if purchased within six months of issuance. The price increases to $0.425 for months seven to twelve and increases to $0.50 after twelve months. The warrant expires on May 27, 2010.

On June 26, 2008, and as a result of the expiration of the initial test period contemplated in the December 26, 2007 agreement together with the New Jersey Casino Control Commission’s adoption of temporary regulations governing the Winner’s Pot Poker game, the Company entered into an amendment to the License Agreement for the licensing of the game. Presently, two units (each unit consisting of the game’s table layout) are under license. The Company and Bally’s amended the License Agreement to provide that the monthly license fee for the use of one unit for a full week will be $475, and the monthly license fee for an additional unit for weekend use only is $200. The amendment also provides that Bally’s is solely responsible for any costs associated with any repairs or replacements of a unit or table signage resulting from ordinary wear and tear.

Item 14. Change in and Disagreements with Accountants.

None.

Item 15. Financial Statements and Exhibits.

(a)	Financial Statements.

See Item 13 above.

(b)	Exhibits.

No.	Description
3.1	Amended and Restated Articles of Incorporation of Poker Magic, Inc. (incorporated by reference to the registrant’s original registration statement on Form 10-SB, filed on January 29, 2008).
3.2	Amended and Restated Bylaws of Poker Magic, Inc. (incorporated by reference to the registrant’s original registration statement on Form 10-SB, filed on January 29, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the registrant’s original registration statement on Form 10-SB, filed on January 29, 2008).
10.1	Asset Purchase Agreement with Select Video, Inc., dated March 10, 2006 (incorporated by reference to the registrant’s original registration statement on Form 10-SB, filed on January 29, 2008).
10.2	License Agreement with Bally’s Park Place, Inc., dated December 26, 2007 (incorporated by reference to the registrant’s original registration statement on Form 10-SB, filed on January 29, 2008).
10.3	Amendment to License Agreement with Bally's Park Place, Inc., dated June 26, 2008 (incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K, filed on July 10, 2008).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

POKER MAGIC, INC.

Dated: August 6, 2008	By:	/s/ Douglas M. Polinsky
Douglas M. Polinsky
Chief Executive Officer